VIA E-MAIL

September 2, 2016

Securities and Exchange Commission

Division of Corporation Finance

Mailstop 3233

Washington, D.C. 20549

Ms. Kristi Marrone, Staff Accountant

Re:PS Business Parks, Inc.

Form 10-K for the year ended December 31, 2015

Filed February 23, 2016

File No. 1-10709

Dear Ms. Marrone:

On behalf of PS Business Parks, Inc. (the “Company”), I am responding to comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated August 23, 2016 relating to the filings referenced below.

I have recited the comments of the Staff in bold type below, and have followed the comment with the response of the Company. Capitalized terms used but not defined herein have the same meaning as defined in the respective filings referenced below.

Form 10-K for fiscal year ended December 31, 2015

4. Investment in unconsolidated joint venture, page 60

1.We note you have a 95% economic interest in Amherst JV, LLC, and that in addition to the land previously held for development contributed to the joint venture in October 2015, you have also agreed to provide the joint venture with a construction loan totaling $75 million. Please provide to us an analysis of your basis for accounting for the joint venture investment using the equity method, and cite the accounting literature relied upon. In addition, tell us and disclose in future periodic filings the aggregate amount of development costs estimated and incurred through your balance sheet date.

Response:

The Company concluded that the investment in the joint venture should be accounted for using the equity method based on the shared voting rights outlined in the joint venture agreement.  The following is a detailed analysis of how we reached our conclusion.

Ms. Kristi Marrone, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

In order to determine the appropriate accounting method for the Company’s investment in the joint venture, the Company first evaluated if the joint venture was a variable interest entity (“VIE”). Under the VIE model (ASC 810-10-15-14), the Company determined that Amherst JV, LLC (“JV”) is not a VIE as (1) the JV has sufficient equity to finance its operations with a third party and (2) the economic interest and voting interest in the JV are disproportionate, however, the equity holders as a group have a controlling voting interest (shared voting interest) to direct the activities of the JV that most significantly impact the JV’s economic performance (revenues, expenses, gains and losses or financial position of the entity).

In addition to the two criteria above, the Company also considered the provisions of the anti-abuse clause. The Company determined that while PSB has a 95% economic interest, the economic and voting interests are disproportionate as all significant decisions require the consent of both members of the JV. The Company also determined that substantially all of the JV’s activities either do not involve or are not conducted on behalf of the Company which has disproportionately fewer voting rights. Certain key factors supporting this conclusion are that the JV’s operations are not similar in nature to the activities of the Company, the majority of the JV’s products or services are not purchased or sold to the Company, and substantially all of the JV’s assets are not expected to be acquired from the Company. As both conditions under the anti-abuse clause were not met, the JV is not a VIE.

Under the voting interest model, for legal entities other than limited partnerships, the usual condition for a controlling financial interest is ownership by one reporting entity, directly or indirectly, of more than 50 percent of the outstanding voting shares of another entity (ASC 810-10-15-8). Although the Company has a 95.0% economic interest in the JV, based on the provisions of the agreement, the Company shares voting interests with the minority partner with respect to significant decisions (all members must consent to these decisions), such that no one member has unilateral power to control the JV. Significant decisions include changes to the development and operating budgets, changes to project plans, changes to financing, and changes to leasing and operating guidelines.  Thus, the Company determined that it does not control the JV. In addition, the Company evaluated whether the loan agreement provided the Company, as the lender, with power to control the JV. Although the loan agreement does provide the Company with participating rights requiring the Company’s consent on key decisions, it does not provide power to control the JV (ASC 810-10-25-11). In light of the foregoing, the Company concluded that the equity method of accounting is the appropriate accounting treatment.

We have disclosed the investment in and advances to unconsolidated joint venture of $40.0 million and $26.7 million as of June 30, 2016 and December 31, 2015, respectively. Such amounts represent equity and capital contributions, loan advances, and capitalized interest incurred through the balance sheet date. We will continue to disclose such and additionally include in our future Exchange Act periodic reports, the estimated aggregate amount of development costs as presented below:

Ms. Kristi Marrone, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

The aggregate amount of development costs are estimated to be $105.6 million (excluding unrealized land appreciation), of which the Company is committed to funding $75.0 million through a construction loan in addition to total equity and capital contributions of $28.5 million, which includes a land basis of $15.3 million, to the Joint Venture.

Form 10-Q for interim period ended June 30, 2016

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Net Operating Income, page 23

2.It appears that you have disclosed the non-GAAP financial measure Net operating income, included herein and within results of operations, with greater prominence than your results of operations prepared in conformity with U.S. GAAP for the three and six months ended June 30, 2016. Please tell us how you considered Question 102.10 from the updated Compliance and Disclosure Interpretations for Non-GAAP Financial Measures issued on May 17, 2016.

Response:

In response to the Staff’s comment, in our future Exchange Act periodic reports, we will revise our Management’s Discussion and Analysis of Financial Condition and Results of Operations section to present the narrative discussion of the Company’s results of operations prepared in conformity with U.S. GAAP for the relevant periods immediately following the tabular presentation of our operating results prepared in conformity with U.S. GAAP and prior to our tabular presentations of Net Operating Income, Same Park and Non-Same Park NOI and other non-GAAP metrics.

* * * * *

Ms. Kristi Marrone, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

PS Business Parks, Inc. acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call the undersigned at (818) 244-8080, ext. 1649, with any questions regarding the filing or the Company’s response.

Sincerely,

/s/ Edward A. Stokx
Edward A. Stokx
Executive Vice President
cc: Mark Rakip, Staff Accountant Division of Corporation Finance Securities and Exchange Commission	and Chief Financial Officer